Exhibit 99.1

Attention ASX Company Announcements Platform

Lodgment of Open Briefing®

Progen Pharmaceuticals Limited

16 Benson Street

Toowong, Queensland 4066

Date of lodgment: 28-September-2007

Title:      Open Briefing®. Progen. CEO on PI-88 Fast Track

Record of interview:

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Progen Pharmaceuticals Limited (ASX Code: PGL) announced recently the award of “fast track” status for PI-88 by the US Food and Drug Administration (FDA).  The status has been granted to PI-88 for the prevention of tumour recurrence following curative liver resection in patients with primary liver cancer. Can you explain what fast track means for Progen?

CEO Justus Homburg

Fast track is a designation granted by the FDA to bring valuable treatments to the market more quickly, in order to provide patient benefits as quickly as possible.  To be granted fast track status, a product must demonstrate it has the potential to treat a serious or life-threatening condition and that it has the potential to address unmet medical needs for that condition. The benefits of a fast track designation include, for example, scheduled meetings with the FDA for input on development plans and the option of submitting a New Drug Application (NDA) in sections rather than as a completed dossier. The status has the potential to reduce both regulatory risks and drug approval times.

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Can you explain how fast track status impacts your Special Protocol Assessment (SPA) process with the FDA? Now that you have fast track status is there any need for you to obtain an agreed SPA?

CEO Justus Homburg

These are two very different regulatory processes that run in parallel. The SPA provides an official FDA evaluation of Phase 3 clinical study protocols before they are implemented. During the SPA process, the FDA evaluates issues related to the adequacy of the design of the proposed trial, including its size, method of conduct and analysis, in order to support the efficacy claims that will be part of the NDA. As you know, we’ve been going through this process and have gained valuable comments from the FDA that have allowed us to improve our Phase 3 trial design significantly.

By contrast, fast track status provides a mechanism for speeding up the time to market as the Phase 3 trials are progressing. While these are two very different processes, the fast track designation is based on two critical pieces of information: the Phase 2 data and the Phase 3 protocol. Our confidence in our Phase 3 trial design is buoyed by the fact that we were granted fast track designation.

corporatefile.com.au

You also recently announced that the Phase 2 trial of PI-88 in combination with the chemotherapeutic agent docetaxel in patients with advanced non-small cell lung cancer did not meet the primary endpoint of improving the progression-free rate at six months compared with doxetaxel alone. Does the result imply that no further lung cancer studies are warranted?

CEO Justus Homburg

No, not necessarily. The data demonstrates the product has limited activity in combination with docetaxel in patients who have failed platinum-based therapy. This doesn’t rule out the product’s potential activity as a first-line treatment, or even later-stage treatment, either on its own or in combination with other products. We’ll consider these other potential treatments in due course.

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You have stated that nine patients in the trial who switched to PI-88 after experiencing toxicity or disease progression with doxetaxel monotherapy showed a potential survival benefit, which you intend to investigate further. What would be involved in such a study?

CEO Justus Homburg

Although we have observed a trend towards an improvement in survival for those patients that received PI-88 following toxicity or disease progression on the docetaxel arm alone, it’s difficult to draw a conclusion given the overall efficacy data from the two primary populations. We’ll further analyse this trend before making any decision to embark on further studies or clinical developments. Clearly, it’s too early to speculate on what we’ll do with the observation.

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Does the lung cancer trial result have negative implications for the continued development of PI-88 in other indications?

CEO Justus Homburg

No, not at all. These results will not have any impact on our other programs. To date, PI-88 has shown evidence of benefit in patients with melanoma, multiple myeloma and post-resection liver cancer. Furthermore, recent clinical data, especially from the PI-88 trial in the post-resection primary liver cancer setting, suggests the product demonstrates anti-angiogenic and anti-metastatic effects at early disease stages. Consistent with the positioning of other anti-angiogenic therapies in lung cancer, we’re not ruling out the possible use of PI-88 amongst patients undergoing first-line treatments, when anti-metastatic and anti-angiogenic effects are more likely to impact disease progression. This is consistent with PI-88’s current clinical development program in primary liver cancer, prostate cancer and melanoma. In summary, PI-88 continues to show promise in several indications, which we will continue to pursue.

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How will you prioritise the various trials in the development of PI-88 over the near term and what are the next key milestones for the drug?

CEO Justus Homburg

Our focus in the near term has been and will continue to be on the liver cancer indication.  We remain very committed to our current Phase 3 trial and registration strategy to improve the outcome of patients with post-resection liver cancer. The near-term milestone in this indication will be recruiting the first patient into the global study before the end of this year.

We’ll continue to assess, in parallel, other indications for PI-88. In particular, we have two ongoing Phase 2 trials in patients with hormone refractory prostate cancer and advanced melanoma. We expect these trials to report end-of-study data during the first quarter and the second half of calendar 2008, respectively.

corporatefile.com.au

Thank you, Justus.

For further information on Progen Pharmaceuticals Limited, visit www.progen-pharma.com  or call Noreen Dillane on +61 7 3842 3333.

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